Exhibit 5.2

Osler, Hoskin & Harcourt llp Box 50, 1 First Canadian Place Toronto, Ontario, Canada M5X 1B8 416.362.2111 main 416.862.6666 facsimile	Direct Dial: (416) 862-6647 Our Matter Number: 1242640

Toronto

Montréal

Calgary

Ottawa

Vancouver

New York

March 12, 2024

Kinross Gold Corporation

25 York Street

17th Floor

Toronto, Ontario

Canada M5J 2V5

Ladies and Gentlemen:

We are acting as Canadian counsel to Kinross Gold Corporation (“Kinross”) and as counsel in the Province of British Columbia to Great Bear Resources Ltd. (the “Canadian Guarantor”) in connection with the issuance by Kinross of $500,000,000 aggregate principal amount of 6.250% Notes due 2033 (the “New Notes”).

We understand that Kinross intends to offer to exchange the New Notes for an equivalent principal amount of its outstanding notes issued July 5, 2023, pursuant to an exchange offer registered with the United States Securities and Exchange Commission (“SEC”).

The New Notes will be issued pursuant to an indenture (the “Indenture”) dated as of August 22, 2011, as amended and supplemented, between Kinross, certain subsidiaries of Kinross and Wells Fargo Bank, National Association, as trustee (the “Trustee”). The New Notes will be irrevocably and unconditionally guaranteed by the Canadian Guarantor and other guarantors pursuant to a guarantee to be executed by the Corporation and the Guarantor Subsidiaries (the “Guarantee Agreement”).

A.	Documentation

As Canadian counsel for Kinross and the Canadian Guarantor, we have participated in the preparation of the Indenture and the form of Guarantee Agreement.

B.	Jurisdiction

We are solicitors qualified to practice law in the Provinces of Ontario and British Columbia. We express no opinion as to any laws or any matters governed by any laws other than the laws of: (a) in the case of paragraphs 1, 3, 4, 5 and 6, the Province of Ontario and the federal laws of Canada applicable therein; and (b) in the case of paragraphs 2, 7 and 8, the Province of British Columbia and the federal laws of Canada applicable therein.

C.	Scope of Examinations

In connection with the opinions expressed in this opinion letter, we have considered such questions of law and examined such public and corporate records, certificates and other documents and conducted such other examinations as we have considered necessary.

D.	Assumptions and Reliances

We have assumed the legal capacity of all individuals, the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed, photostatic or facsimile copies.

In expressing the opinion in the first sentence of paragraph 1, we have relied solely upon a certificate of status dated March 12, 2024, issued by the Ministry of Government and Consumer Services of Ontario, a copy of which has been delivered to you.

In expressing the opinion in the first sentence of paragraph 2, we have relied solely upon a certificate of good standing dated March 12, 2024, issued by the Office of the British Columbia Registrar of Companies, a copy of which has been delivered to you.

To the extent that the opinions expressed in this letter are based on factual matters, we have relied solely upon certificates of an officer of each of Kinross and the Canadian Guarantor (the “Officer’s Certificates”) as to such matters. Copies of the Officer’s Certificates have been delivered to you.

On the basis of the foregoing and subject to the qualifications herein expressed, we are of the opinion that:

1.	Kinross is a corporation existing under the laws of the Province of Ontario. There are no restrictions on the power and capacity of Kinross to own property or to carry on business.

2.	The Canadian Guarantor is a corporation existing under the laws of the Province of British Columbia. There are no restrictions on the power and capacity of the Canadian Guarantor to own property or to carry on business.

3.	The execution and delivery of, and the performance by Kinross of its obligations under, the Indenture and the New Notes has been duly authorized by all necessary action on the part of Kinross.

4.	The execution and delivery of, and the performance by the Canadian Guarantor of its obligations under, the Guarantee Agreement has been duly authorized by all necessary action on the part of the Canadian Guarantor.

5.	To the extent that execution and delivery are matters governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein:

(a)	the Indenture has been duly executed and delivered by Kinross; and

(b)	when the New Notes are issued, executed and delivered by Kinross and authenticated by the Trustee pursuant to the terms and conditions of the Indenture, the New Notes will be duly issued, executed and delivered by Kinross.

6.	The execution and delivery by Kinross of, and the performance by it of its obligations under, the Indenture and the New Notes would not, if executed and delivered on the date hereof:

(a)	violate any provision of any Canadian federal or provincial law, statute, rule or regulation as presently in effect in the Province; or

(b)	conflict with or contravene the constating documents of Kinross.

7.	To the extent that execution and delivery are matters governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein, when the Guarantee Agreement has been executed and delivered by the Canadian Guarantor, the Guarantee Agreement will be executed and delivered by the Canadian Guarantor.

8.	The execution and delivery by the Canadian Guarantor of, and the performance by it of its obligations under, the Guarantee Agreement would not, if executed and delivered on the date hereof:

(a)	violate any provision of any Canadian federal or provincial law, statute, rule or regulation as presently in effect in the Province of British Columbia; or

(b)	conflict with or contravene the constating documents of the Canadian Guarantor.

This opinion is being delivered to you for your use only in connection with the filing of a Registration Statement (the “Registration Statement”) with respect to the New Notes with the SEC and may not be relied upon by any person other than you and the law firm of Sullivan & Cromwell LLP for purposes of the opinion to be delivered by such firm in connection with the Registration Statement.

4

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the heading “Validity of Notes and Guarantees” in the prospectus that forms part of the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the United States Securities Act of 1933.

Yours very truly,

“Osler, Hoskin & Harcourt LLP”

JRB/AH